RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

DISTRIBUTION SUMMARY

CLASS	CUSIP	ORIGINAL FACE VALUE	PRINCIPAL BALANCE BEFORE DISTRIBUTION	CURRENT PASS-THROUGH RATE	PRINCIPAL DISTRIBUTION	INTEREST DISTRIBUTION	TOTAL DISTRIBUTION	*DEFERRED INTEREST	PRINCIPAL LOSS	ADDITIONAL BALANCE	REMAINING PRINCIPAL BALANCE
A		546,774,000.00	426,700,785.03	4.89875 %	9,616,355.94	1,741,586.87	11,357,942.81	0.00	0.00	0.00	417,084,429.09
A-VFN		0.00	0.00	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00
SB		309.30	0.00	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00
		546,774,309.30	426,700,785.03		9,616,355.94	1,741,586.87	11,357,942.81	0.00	0.00		
										0.00	417,084,429.09

DISTRIBUTION FACTOR SUMMARY
AMOUNTS PER $1,000 UNIT

CLASS	PRINCIPAL BALANCE BEFORE DISTRIBUTION	PRINCIPAL DISTRIBUTION	INTEREST DISTRIBUTION	ADDITIONAL BALANCE	TOTAL DISTRIBUTION	DEFERRED INTEREST	PRINCIPAL BALANCE AFTER DISTRIBUTION
A	780.396992	17.587442	3.185204	0.000000	20.772646	0.000000	762.809550

* DEFERRED INTEREST - INCLUDES NON-CASH ALLOCATIONS

DETERMINATION DATE   20-December-2007
PAYMENT DATE   26-December-2007

RESIDENTIAL FUNDING CORPORATION
2255 NORTH ONTARIO STREET, SUITE 400
BURBANK, CA 91504-2130
(818) 260-1400
www.gmacrfc.com/investors/

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

INTEREST DISTRIBUTION SUMMARY

CLASS	RECORD DATE	ACCRUAL DATES	INTEREST ACCRUAL METHODOLOGY	ACCRUED CERTIFICATE INTEREST	PREPAYMENT INTEREST SHORTFALL ALLOCATED	SERVICEMEMBERS CIVIL RELIEF ACT SHORTFALL ALLOCATED	PRIOR PERIOD SHORTFALLS REPAID	CERTIFICATE INTEREST DISTRIBUTION AMOUNT
A	12/24/2007	11/26/2007-12/25/2007	Actual/360	1,741,917.06	0.00	330.19	0.00	1,741,586.87
A-VFN	11/30/2007	11/01/2007-11/30/2007	30/360	0.00	0.00	0.00	0.00	0.00
SB	11/30/2007	11/01/2007-11/30/2007	30/360	0.00	0.00	0.00	0.00	0.00
DEAL TOTALS				1,741,917.06	0.00	330.19	0.00	1,741,586.87

	PREPAYMENT INTEREST SHORTFALL AMOUNTS					BASIS RISK/NET WAC SHORTFALL AMOUNTS				
CLASS	CURRENT PERIOD	PRIOR PERIOD UNPAID	PRIOR UNPAID ACCRUED INTEREST	TOTAL PAID	REMAINING UNPAID	CURRENT PERIOD	PRIOR PERIOD UNPAID	PRIOR UNPAID ACCRUED INTEREST	TOTAL PAID	REMAINING UNPAID
A	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
DEAL TOTALS	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

INDEX VALUE USED FOR THE CURRENT DISTRIBUTION :   LIBOR - 1 MONTH   4.78875

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

COLLATERAL SUMMARY

POOL/GROUP	MASTER SERVICER FEE AMOUNT	SUBSERVICER FEE AMOUNT	WEIGHTED AVERAGE GROSS RATE	WEIGHTED AVERAGE NET RATE	WEIGHTED AVERAGE REMAINING AMORTIZATION TERM	WEIGHTED AVERAGE MONTHS TO MATURITY	WEIGHTED AVERAGE REMAINING DRAW MONTHS	PERCENTAGE OF DELINQUENT LOANS	ADDITIONAL DRAW AMOUNTS
POOL -70019	28,447.04	177,792.79	9.85450077 %	9.12450077 %	0.00	259.50	122.75	7.2916614 %	2,670,791.39
DEAL TOTALS	28,447.04	177,792.79						7.2916614 %	2,670,791.39

POOL/GROUP	BEGINNING OF PERIOD COUNT	BEGINNING OF PERIOD AMOUNT	PAYOFFS COUNT	PAYOFFS AMOUNT	REPURCHASES COUNT	REPURCHASES AMOUNT	LIQUIDATIONS COUNT	LIQUIDATIONS AMOUNT	END OF PERIOD COUNT	END OF PERIOD AMOUNT
POOL (70019)	7,681	426,700,785.03	78	5,636,316.36	0	0.00	41	3,769,757.05	7,536	417,084,429.09
DEAL TOTALS	7,681	426,700,785.03	78	5,636,316.36	0	0.00	41	3,769,757.05	7,536	417,084,429.09

DELINQUENCY SUMMARY

POOL/GROUP	CURRENT COUNT	CURRENT AMOUNT	30-59 DAYS COUNT	30-59 DAYS AMOUNT	60-89 DAYS COUNT	60-89 DAYS AMOUNT	90-119 DAYS COUNT	90-119 DAYS AMOUNT	120-149 DAYS COUNT	120-149 DAYS AMOUNT	150-179 DAYS COUNT	150-179 DAYS AMOUNT
POOL (70019)	6,971	378,110,882.92	235	15,113,378.08	136	9,144,560.93	83	6,154,445.30	57	4,270,140.59	56	4,291,021.27
DEAL TOTALS	6,971	378,110,882.92	235	15,113,378.08	136	9,144,560.93	83	6,154,445.30	57	4,270,140.59	56	4,291,021.27

POOL/GROUP	180+ DAYS COUNT	180+ DAYS AMOUNT	FORECLOSURE COUNT	FORECLOSURE AMOUNT	REO LOANS COUNT	REO LOANS AMOUNT	PAID OFF COUNT	PAID OFF AMOUNT	REPURCHASED COUNT	REPURCHASED AMOUNT	LIQUIDATED COUNT	LIQUIDATED AMOUNT
POOL (70019)	0	0.00	0	0.00	0	0.00	78	5,636,316.36	0	0.00	41	3,769,757.05
DEAL TOTALS	0	0.00	0	0.00	0	0.00	78	5,636,316.36	0	0.00	41	3,769,757.05

Delinquency information appearing on this statement has been derived using the OTS method.

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

COLLECTIONS SUMMARY

		POOL (70019)	DEAL TOTALS
(1)	INTEREST COLLECTIONS	3,108,684.38	3,108,684.38
(2)	PRINCIPAL COLLECTIONS	8,519,390.28	8,519,390.28
(3)	ADDITIONAL BALANCE	2,670,791.39	2,670,791.39
(4)	NET PRINCIPAL COLLECTIONS	5,848,598.89	5,848,598.89
(5)	ADJUSTMENT AMOUNT	0.00	0.00
(6)	INSURED PAYMENT AMOUNT	2,400,659.54	2,400,659.54
(7)	TOTAL COLLECTIONS AMOUNT	11,357,942.81	11,357,942.81

ALLOCATION OF PAYMENTS

		POOL (70019)	DEAL TOTALS
(1)	TOTAL COLLECTIONS	11,357,942.81	11,357,942.81
(2)	INTEREST DISTRIBUTION AMOUNT	1,741,586.87	1,741,586.87
(3)	PRINCIPAL COLLECTION DISTRIBUTION AMOUNT	8,249,258.43	8,249,258.43
(4)	LIQUIDATION LOSS DISTRIBUTION AMOUNT	1,367,097.51	1,367,097.51
(5)	CREDIT ENHANCEMENT PREMIUM AMOUNT	0.00	0.00
(6)	CREDIT ENHANCEMENT REIMBURSEMENT AMOUNT	0.00	0.00
(7)	OVERCOLLATERALIZATION INCREASE AMOUNT	0.00	0.00
(8)	CREDIT ENHANCEMENT - OTHER AMOUNTS OWED	0.00	0.00
(9)	PREPAYMENT INTEREST SHORTFALL	0.00	0.00
(10)	BASIS RISK/NET WAC SHORTFALL	0.00	0.00
(11)	SERVICEMEMBERS CIVIL RELIEF ACT SHORTFALL	0.00	0.00
(12)	REMAINING AMOUNT TO SB CERTIFICATES	0.00	0.00

PREPAYMENT FEE SUMMARY

		POOL (70019)	DEAL TOTALS
(1)	PREPAYMENT FEE COLLECTED	650.00	650.00
(2)	PREPAYMENT FEE PAID TO SB CERTIFICATES	650.00	650.00

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

LIQUIDATION LOSS SUMMARY

CURRENT PERIOD REALIZED LOSSES		DEEMED LIQUIDATIONS	CHARGE-OFFS	BANKRUPTCY	TOTAL LIQUIDATIONS
POOL (70019)	(1) LOSS COUNT	16	25	0	41
	(2) BEGINNING AGGREGATE ACTUAL BALANCE	1,338,559.26	2,431,197.79	0.00	3,769,757.05
	(3) REALIZED LOSS AMOUNT	1,338,559.26	2,429,197.79	0.00	3,767,757.05
DEAL TOTAL	(1) LOSS COUNT	16	25	0	41
	(2) BEGINNING AGGREGATE ACTUAL BALANCE	1,338,559.26	2,431,197.79	0.00	3,769,757.05
	(3) REALIZED LOSS AMOUNT	1,338,559.26	2,429,197.79	0.00	3,767,757.05
CUMULATIVE REALIZED LOSSES		DEEMED LIQUIDATIONS	CHARGE-OFFS	BANKRUPTCY	TOTAL LIQUIDATIONS
POOL (70019)	(1) LOSS COUNT	25	45	0	70
	(2) TOTAL REALIZED LOSS	5,633,134.20	3,842,159.49	0.00	9,475,293.69
DEAL TOTAL	(1) LOSS COUNT	25	45	0	70
	(2) TOTAL REALIZED LOSS	5,633,134.20	3,842,159.49	0.00	9,475,293.69
SUBSEQUENT RECOVERIES		CURRENT PERIOD	CUMULATIVE		
POOL (70019)	(1) SUBSEQUENT RECOVERIES COUNT	1	2		
	(2) SUBSEQUENT PRINCIPAL RECOVERIES	336.71	112,937.98		
	(3) NET LOSS	3,767,420.34	9,362,355.71		
	(4) NET LOSS %	0.689027 %	1.712289 %		
DEAL TOTAL	(1) SUBSEQUENT RECOVERIES COUNT	1	2		
	(2) SUBSEQUENT PRINCIPAL RECOVERIES	336.71	112,937.98		
	(3) NET LOSS	3,767,420.34	9,362,355.71		
	(4) NET LOSS %	0.689027 %	1.712289 %		

Note: The amount of Subsequent Recoveries for loans 180 days or more delinquent was 0.00 for this Collection Period.

```
Run:     12/14/2007   15:41:39                                                                                                REPT6.FRG
Page:         6 of 8                      RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
                                                 HOME EQUITY LOAN TRUST 2007-HSA1
                                          RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
                                                  STATEMENT TO CERTIFICATEHOLDERS
```

```
====================================================================================================================================

                                                     PERFORMANCE TRIGGER SUMMARY
------------------------------------------------------------------------------------------------------------------------------------
POOL/GROUP            TRIGGER TEST NAME          TRIGGER TEST DESCRIPTION                            TRIGGER TEST RESULT
------------------------------------------------------------------------------------------------------------------------------------
POOL (70019)         Stepdown Date - Clause (x)  Payment Date >= 9/25/2009                           Fail
POOL (70019)         Stepdown Date - Clause (y)  Pool Balance < 50% of Cut-Off Balance               Fail
POOL (70019)         Stepdown Date               Later to occur of Clause (x) and Clause (y)         Stepdown Date has not occurred
POOL (70019)         Trigger Event (i)           Agg. Liq. Loss Amt > 2.50% plus 1/6 of 0.50% * Cut-off Date Bal   Trigger not in effect
POOL (70019)         Trigger Event (ii)          Agg. Liq. Loss Amt > 3.00% plus 1/12 of 0.50% * Cut-off Date Bal  Trigger not in effect
POOL (70019)         Trigger Event (iii)         Agg. Liq. Loss Amt > 3.50% plus 1/12 of 0.50% * Cut-off Date Bal  Trigger not in effect
POOL (70019)         Trigger Event (iv)          Agg. Liq. Loss Amt > 4.00% plus 1/12 of 0.50% * Cut-off Date Bal  Trigger not in effect
POOL (70019)         Trigger Event (v)           Agg. Liq. Loss Amt > 4.50% * Cut-off Date Balance   Trigger not in effect
POOL (70019)         Trigger Event (iv)          Rolling Three Month Delinquency Percentage >= 3.50% Trigger not in effect

====================================================================================================================================
```

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

OVERCOLLATERALIZATION SUMMARY

	PRIOR REQUIRED OVERCOLLATERALIZATION AMOUNT	BEGINNING OVERCOLLATERALIZATION/ UNDERCOLLATERALIZATION AMOUNT	OVERCOLLATERALIZATION INCREASE AMOUNT	OVERCOLLATERALIZATION REDUCTION AMOUNT	ENDING OVERCOLLATERALIZATION/ UNDERCOLLATERALIZATION AMOUNT	CURRENT REQUIRED OVERCOLLATERALIZATION AMOUNT
	10,388,711.88	0.00	0.00	0.00	0.00	10,388,711.88
DEAL TOTALS	10,388,711.88	0.00	0.00	0.00	0.00	10,388,711.88

CREDIT ENHANCEMENT SUMMARY

POOL/GROUP	CREDIT ENHANCER	CREDIT ENHANCEMENT PREMIUM AMOUNT PAID	CREDIT ENHANCEMENT PREMIUM UNREIMBURSED AMT	CREDIT ENHANCEMENT DRAW AMOUNT	CREDIT ENHANCEMENT REIMBURSEMENT AMOUNT	CREDIT ENHANCEMENT UNREIMBURSED AMOUNT
POOL (70019)	MBIA Insurance Corporation					
		0.00	107,736.88	2,400,659.54	0.00	2,608,678.08
DEAL TOTALS		0.00	107,736.88	2,400,659.54	0.00	2,608,678.08

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

REPURCHASE SUMMARY

POOL/GROUP	BREACH OF REPS AND WARRANTIES		OPTIONAL REPURCHASE OF DEFAULTED LOANS		SELLER SERVICER REPURCHASES		TOTAL	
	COUNT	AMOUNT	COUNT	AMOUNT	COUNT	AMOUNT	COUNT	AMOUNT
POOL (70019)	0	0.00	0	0.00	0	0.00	0	0.00
DEAL TOTALS	0	0.00	0	0.00	0	0.00	0	0.00

RAHI Premium: 0.00

MISCELLANEOUS INFORMATION SUMMARY

	CURRENT PERIOD SERVICE MEMBERS CIVIL RELIEF ACT INTEREST SHORTFALL	CURRENT PERIOD LOAN MODIFICATION RATE REDUCTION INTEREST SHORTFALL	CURRENT YEAR LIEN RELEASE LOAN COUNT	CURRENT YEAR LIEN RELEASE LOAN AMOUNT	CUMULATIVE LIEN RELEASE LOAN COUNT	CUMULATIVE LIEN RELEASE LOAN AMOUNT
POOL (70019)	330.19	0.00	0	0.00	0	0.00
DEAL TOTALS	330.19	0.00	0	0.00	0	0.00

	LIEN RELEASE OUTSTANDING PRINCIPAL AMOUNT AS A PERCENTAGE OF POOL BALANCE	CURRENT PERIOD ADVANCES OUTSTANDING	CURRENT PERIOD ADVANCES REIMBURSED		
POOL (70019)	0.00000	0.00	0.00	0	0.00
DEAL TOTALS	0.00000	0.00	0.00	0	0.00

Notes:
The servicer may in its reasonable discretion make advances to pay off a first lien mortgage so that upon the servicer's foreclosure of the second mortgage, the property will be acquired free and clear of the first lien. When the sale of the acquired property is completed, such advances will be reimbursed from the sales proceeds.

There were no extensions or waivers to the terms of the Home Loans during the Collection Period.

No Capitalization Workouts to report this month.
•